October 06, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glink Arts Global Group, Inc.
Request to Withdraw Registration Statement on Form 10-12G
File No. 000-56471

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Glink Arts Global Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 10-12G, File Number 000-56471, together with all amendments and exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Registration Statement was originally filed on August 17, 2022.

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Company confirms that the Commission has not declared the Registration Statement effective under the Securities Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you are in need of additional information, please feel free to contact Mr. Chris Dieterich of Dieterich & associates Law Office at 310-628-8384.

Sincerely Yours,

Glink Arts Global Group, Inc.

By:	/s/Chinh Trong Truong
Name:	Chinh Trong Truong
Title:	President and CEO

cc:	Chris Dieterich
Dieterich & Associates Law Office